Exhibit 99.1

To:	All ADI Employees
From:	Jerry Fishman
Subject:	Stock Option Exchange Program — Shareholder Approval
Date:	July 20, 2009
I am pleased to announce that today our shareholders approved our proposal for a Stock Option Exchange Program. With this program, we will extend an important choice to all eligible employees — a one-time opportunity to exchange eligible underwater stock options for a smaller number of new options at an exercise price equal to the closing market price of ADI shares on September 28, 2009, which is when we expect the new options will be granted.
We plan to begin the program on August 28, 2009, at which time all employees with eligible options will receive an email and subsequent hard copy mailing with details about the program, including the terms and vesting schedules of the new options, as well as instructions about how to participate.
Ultimately, the decision to take advantage of this opportunity is a personal one, with many dynamics to consider. It is our hope that the information and tools we provide to you at the inception of the program in late August will help you make an informed decision.
In the meantime, if you have questions about the Stock Option Exchange Program, go to the Stock Option Exchange Program page on Signals, where you will find information about the program, including a regularly updated set of Questions & Answers.
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The Stock Option Exchange Program has not yet started. We will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission when we launch the program. If you are eligible to participate, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the program. You will be able to obtain the written materials described above and other documents we file with the SEC free of charge from the SEC’s website at www.sec.gov or by sending a request to: Analog Devices, Inc. One Technology Way, Norwood, MA 02062; Attention: Investor Relations.